SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2002

Or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from _____________ to _____________

Commission file number 1-16091

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE GEON RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
Suite 36-5000, 200 Public Square
Cleveland, Ohio 44114-2403

REQUIRED INFORMATION

The following financial statements and supplement schedules for the M.A. Hanna Company Capital Accumulation Plan are being filed herewith:

Financial Statements and Supplemental Schedule:

Page No.
(in this
Financial Statements	Report)

Independent Auditors’ Report	1

Audited Financial Statements

Statement of Net Assets Available for Benefits - December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits - For the Year ended December 31, 2002	3

Notes to Financial Statements - Years ended December 31, 2002 and 2001	4-11

Supplemental Schedule	12-13

The following exhibits are being filed herewith:

			Page No.
			(in this
Exhibits			Report)

23.1	—	Consent of Ernst & Young LLP	14
99.1	—	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as signed by Thomas A. Waltermire, Chairman of the Board, President and Chief Executive Officer	15
99.2	—	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as signed by W. David Wilson, Vice President and Chief Financial Officer	16

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON RETIREMENT SAVINGS PLAN

Date: June 26, 2003	By:	PolyOne Corporation Savings Program Administration Committee

	By:	/s/ W. David Wilson

(Signature) W. David Wilson Vice President and Chief Financial Officer PolyOne Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

The Geon Retirement Saving Plan
December 31, 2002 and 2001 and the Year ended December 31, 2002 with Report of Independent Auditors

REQUIRED INFORMATION
SIGNATURES
Audited Financial Statements and Supplemental Schedules
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)
Schedule H, Line 4(j)-Schedule of Reportable Transactions
EX-23.1 Consent of Independent Auditors
EX-99.1 Section 906 Cert
EX-99.2 Certification

The Geon Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2002 and 2001, and the
Year ended December 31, 2002

Report of Independent Auditors

PolyOne Corporation
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 28, 2003

The Geon Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value	$112,415,490	$171,310,318
Receivables:
Employer contributions	205,175	195,231
Participant contributions	245,439	240,612
Dividends and interest	127,332	258,259
Other	33,882	288,488

Total receivables	611,828	982,590

Total assets	113,027,318	172,292,908
Liabilities
Other payables	186,045	80,157

Net assets available for benefits	$112,841,273	$172,212,751

See accompanying notes.

The Geon Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2002

Additions
Investment income:
Interest and other income	$392,334
Dividends	4,115,801

4,508,135
Contributions:
Participant	7,185,118
Employer	5,715,576

12,900,694

Total additions	17,408,829
Deductions
Net depreciation in fair value of investments	51,121,329
Withdrawals and distributions:
Cash	23,466,499
Common stock	2,051,974

25,518,473
Administrative expenses	140,505

Total deductions	76,780,307

Net decrease	(59,371,478)
Net assets available for benefits:
Beginning of year	172,212,751

End of year	$112,841,273

See accompanying notes.

The Geon Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001 and
Year ended December 31, 2002

1. Summary Description of the Plan

The following summary description of The Geon Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is administered by the PolyOne Corporation Savings Program Administration Committee.

General

The Plan is sponsored by PolyOne Corporation (the Company). The Company was formed by the consolidation of The Geon Company and M. A. Hanna Company on August 31, 2000.

The Plan is a defined contribution plan covering substantially all domestic salaried and hourly employees of the former The Geon Company, excluding former O’Sullivan employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each employee who elects to become a participant in the Plan authorizes a bi-weekly payroll deduction from one to sixteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax qualified status of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company matching contributions are $1 for $1 and limited, based on a Participant’s aggregate After-Tax and Pre-Tax Contributions with respect to a payroll period, up to a maximum of 6% of the Participant’s earnings for the period. The Company makes an additional retirement contribution for those participants who are not eligible to participate in either the Geon Pension Plan or the Geon Wage Employees Pension Plan equal to 2% of eligible earnings.

The Company, at its discretion, may make additional contributions to the Plan, which would be allocated to each eligible participant’s account based upon the participant’s annual compensation. Employer matching contributions are invested only in the PolyOne Stock Fund, which invests primarily in common stock of the Company. Once a participant attains age 55, or terminates employment with the Company, the participant can transfer account balances related to employer contributions to eligible investment options.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.

Participant Loans

Participants may borrow from employee contributions and related earnings in their fund accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of one half of the total vested account balance, or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The interest rate on each loan is a fixed rate based on the trustee’s prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

Vesting

Participant contributions and Company matching and discretionary contributions are fully vested immediately. Company retirement contributions are vested after three years of service.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or separation from service participants may withdraw from the Plan. Active employees of the Company are entitled to receive the value of their Company matching contributions and discretionary Company contributions made prior to January 1, 1995, and earnings thereon upon reaching age 55. Employee pre-tax contributions and discretionary Company contributions made subsequent to December 31, 1994 and earnings thereon may not be withdrawn until the participant reaches age 59-1/2, unless under hardship. Employee after-tax contributions may be withdrawn at the discretion of the participant. Distributions are made in payments of cash or common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

Administrative Expenses

All significant accounting and administrative fees are paid by the Company. Trust and custody fees are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are reported on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds consisting primarily of insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments. Investments in common trust funds, consisting of short-term fixed income obligations, have a fair value approximating cost. The participant loans are recorded at their outstanding balances, which approximate fair value.

3. Investments

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Net Depreciation
In Fair Value of
Investments

Common stocks	$(38,168,595)
Common trust funds	(7,037,236)
Shares of registered investment companies	(3,108,157)
Brokerage account	(2,807,341)

$(51,121,329)

The Brokerage account consists of self-directed participant investments. At December 31, 2002, the account was comprised of shares of registered investment companies: 47%, common stock: 52%, and other: 1%

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31

	2002	2001

PolyOne Corporation Common Stock*	$26,241,828	$63,235,656
State Street Bank Selection Fund		36,188,171
State Street Bank S&P 500 Flagship Fund	20,442,126	33,122,189
State Street Bank Yield Enhanced Fund	22,009,496
State Street Bank Par Fund	14,741,522

*	Nonparticipant-directed

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31

	2002	2001

Net assets:
Assets:
Investments, at fair value:
PolyOne Corporation Common Stock	$26,241,828	$63,235,656
State Street Bank Short-Term Investment Fund	668,824	1,088,049

Total investments	26,910,652	64,323,705
Receivables:
Dividends and interest	1,261	84,658
Contributions	291,586	283,318
Other	3,859	246,968

Total receivables	296,706	614,944

Total assets	27,207,358	64,938,649
Liabilities:
Other payables	105,793	6,459

Total liabilities	105,793	6,459

Net assets	$27,101,565	$64,932,190

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Changes in net assets:
Additions:
Investment income:
Dividends	$1,603,610
Interest and other income	21,977

1,625,587
Contributions:
Participant	2,927,314
Employer	5,255,417

8,182,731

Total additions	9,808,318
Deductions:
Net depreciation in fair value of investments	36,651,359
Withdrawals and distributions:
Cash	4,612,756
Common stock	1,503,632

42,767,747
Administrative expenses	71,213
Net transfers to participant-directed investments	4,799,983

Total deductions	47,638,943

Net decrease	$(37,830,625)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 20, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Geon Retirement Savings Plan

Notes to Financial Statements (continued)

6. Subsequent Event

The following changes to the Plan provisions were approved by the Compensation and Governance Committee on January 27, 2003. Effective June 1, 2003, the Company matching contribution will be $1 for $1 for the first 3% of participant eligible earnings, and $0.50 for $1 for the next 3% of participant eligible earnings. In addition, individuals who were participants in the Geon Pension Plan will receive an additional retirement contribution, ranging from 0% to 4% of compensation, based on age plus service as of December 31, 2002. Also Effective June 1, 2003, the Plan will be renamed the PolyOne Retirement Savings Plan A. Effective January 1, 2004, the Plan will be merged into the PolyOne Retirement Savings Plan.

The Geon Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost**	Value

PolyOne Corporation*	Common stock: 6,694,344 shares	$69,678,864	$26,241,828

State Street Bank*	Short-Term Investment Fund	668,824	668,824
	S&P 500 Flagship Fund		20,422,126
	Yield Enhanced Fund		22,009,496
	Par Fund		14,741,522

Pacific Investment Management
Company	Pimco Funds PAC Investment Management		5,373,307
	Euro PAC Growth Fund		1,259,005

Invesco Funds Group, Inc.	Income Fund		1,269,301

Selected Funds	Selected American Shares Fund		2,460,886

John Hancock Funds	Hancock Small Cap Value Fund		2,351,718

Brokerage Account	Various Investments		10,584,543

Participant Loans*	At interest rates ranging from 4.25% to 10.00%		5,032,934

			$112,415,490

*	Indicates party-in-interest to the Plan.

**	Historical cost provided for nonparticipant-directed investments.

The Geon Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(j)—Schedule of Reportable Transactions

For the year ended December 31, 2002

				Current Value
				of Asset on
	Purchase	Selling	Cost of	Transaction	Net Gain
Description of Assets	Price	Price	Asset	Date	(Loss)

Category (iii)-Series of transactions in excess of 5% of plan assets

State Street Bank Short-Term
Investment Fund	$13,622,965		$13,622,965	$13,622,965
		$13,652,912	13,652,912	13,652,912	$-

There were no category (i), (ii) or (iv) reportable transactions during 2002.